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                                                                 EXHIBIT (A)(15)

FOR IMMEDIATE RELEASE

Contact:    Georgina Challis--212-536-5199

    VNU N.V. ANNOUNCES CONSUMMATION OF SECOND STEP MERGER WITH NIELSEN MEDIA
                                    RESEARCH

    NEW YORK, NEW YORK, OCTOBER 27, 1999 VNU N.V. announced today that, pursuant to an Agreement and Plan of Merger, dated as of August 15, 1999, as amended, by and among VNU USA, Inc., a wholly owned subsidiary of VNU N.V., Niner Acquisition, Inc., an indirect wholly owned subsidiary of VNU N.V., and Nielsen Media Research, Inc. (NYSE: NMR), Niner Acquisition, Inc. has merged with and into Nielsen Media Research with Nielsen Media Research surviving as an indirect wholly owned subsidiary of VNU N.V.

    As a result of the merger, any outstanding shares of Nielsen Media Research common stock (other than shares for which appraisal is sought under applicable provisions of Delaware law) not accepted for payment in connection with VNU's tender offer for Nielsen Media Research common stock at $37.75 per share in cash, are entitled to receive $37.75 per share in cash, upon presentation to The Bank of New York, the Paying Agent for the merger, of appropriate documentation by the holders of such Nielsen Media Research shares.

    VNU N.V. is a Netherlands-based international publishing and information company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research, Inc. is the leading provider of television audience measurement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language televison, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at http://www.nielsenmedia.com.

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